UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Extraordinary General Meeting of Shareholders

Further to the notice of the Extraordinary General Meeting of the Shareholders dated January 5, 2018, the Company hereby reports that the Extraordinary General Meeting was held on January 26, 2018, and the following items on the agenda were approved:

1.	Increase of the Company’s authorized share capital.

2.	Increase of the Company’s conditional share capital for financing purposes.

Press Release

The Company separately also issued a press release on February 1, 2018. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA

Date: February 1, 2018	By:	/s/ Ernest Loumaye
Name Ernest Loumaye
Title: Chief Executive Officer

Exhibit 99.1

Dr. Ernest Loumaye, CEO of ObsEva SA returns to work following a personal leave for medical reasons

Geneva, Switzerland and Boston, MA – February 1, 2018– ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced that Dr. Ernest Loumaye, co-founder and CEO of ObsEva (the “Company”), has returned to work following a personal leave for medical reasons.

Dr. Frank Verwiel, the Company’s Chairperson of the Board of Directors, stated “The Board of Directors is delighted that Ernest has made a speedy recovery and returned full time to his role of CEO.”

Dr. Ernest Loumaye extends his gratitude to Dr Frank Verwiel and the Office of the CEO for overseeing the operations of the Company during his absence and stated that he is elated to return to lead the Company towards the delivery of several important milestones in 2018.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726